SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 3 )

SISECAM RESOURCES LP
(Name of Issuer)

Sisecam Resources LP
Sisecam Resource Partners LLC
Sisecam Chemicals Wyoming LLC

Sisecam Chemicals Newco LLC

Sisecam Chemicals Resources LLC
Sisecam Chemicals USA Inc.
Ciner Enterprises Inc.

(Names of Persons Filing Statement)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

172464109
(CUSIP Number of Class of Securities)

Marla Nicholson
VP, General Counsel and Secretary
Sisecam Resources LP
Sisecam Resource Partners LLC
Sisecam Chemicals Wyoming LLC
Sisecam Chemicals Newco LLC
Five Concourse Parkway
Atlanta, Georgia 30328
(770) 375-2300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Thomas A. Mullen Potter Anderson & Corroon LLP 1313 North Market Street, 6th Floor Wilmington, DE 19801 (302) 984-6000	Scott D. Fisher Steptoe & Johnson LLP 1114 Avenue of the Americas New York, NY 10036 (212) 506-3900

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Sisecam Resources LP, a Delaware limited partnership (the “Partnership”) and the issuer of the common units representing limited partner interests in the Partnership (“Common Units”), (ii) Sisecam Resource Partners LLC, a Delaware limited liability company (“Partnership GP”), (iii) Sisecam Chemicals Newco LLC, a Delaware limited liability company (“Merger Sub” ) , (iv) Sisecam Chemicals Wyoming LLC, a Delaware limited liability company and sole member of Merger Sub (“Parent” ), (v) Sisecam Chemicals Resources LLC, a Delaware limited liability company and sole member of Parent (“SCR”), (vi) Sisecam Chemicals USA Inc., a Delaware corporation and a member of SCR (“Sisecam USA”), and (vii) Ciner Enterprises Inc., a Delaware corporation and a member of SCR (“Ciner Enterprises” , and, together with Merger Sub, Parent, SCR, Sisecam USA, Ciner Enterprises, the “Parent Parties.” ) Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of February 1, 2023 (as may be amended from time to time, the “Merger Agreement”), by and among the Partnership, Partnership GP, Parent and Merger Sub. Pursuant to the Merger Agreement, Parent has agreed to acquire each issued and outstanding Common Unit (other than Common Units held by Parent or its permitted transferees (“Parent Units”)) under the terms of the Merger Agreement. Under the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into the Partnership, with the Partnership surviving as a wholly owned subsidiary of Parent and Partnership GP (the “Merger”). The Merger will become effective upon the filing of a properly executed certificate of merger with the Secretary of State of the State of Delaware or at such later date and time as may be agreed by the parties and set forth in the certificate of merger (the “Effective Time”). The Merger Agreement provides that, at the Effective Time, each Common Unit issued and outstanding as of immediately prior to the Effective Time (other than the Parent Units) will be converted into the right to receive $25.00 in cash, to be paid without interest and reduced by any applicable tax withholding (the “Merger Consideration”). As of the Effective Time, all of the Common Units (other than Parent Units) converted into the right to receive the Merger Consideration will no longer be outstanding and will automatically be canceled and cease to exist.

The Parent Units and Incentive Distribution Rights (as defined in the Partnership’s First Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of September 18, 2013 (as amended, the “Partnership Agreement”)) held by Parent and its permitted transferees and the General Partner Interest (as defined in the Partnership Agreement) issued and outstanding immediately prior to the Effective Time will be unaffected by the Merger, will remain outstanding and no consideration will be delivered in respect thereof.

The closing of the Merger will occur on the third business day after the satisfaction or waiver of the conditions to the Merger provided in the Merger Agreement (other than the conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of those conditions), or at such other date or time as the Partnership and Parent agree.

The conflicts committee (the “Conflicts Committee”) of the board of directors of Partnership GP (the “GP Board”) has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of the Partnership, its subsidiaries and the holders of Common Units other than Sisecam Chemicals Resources LLC and its affiliates (the “Unaffiliated Unitholders”), (ii) approved the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, such approval constituting “Special Approval” for all purposes under the Partnership Agreement), including Section 7.9(a) thereof, (iii) recommended that the GP Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and that the GP Board recommend to the holders of Common Units the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger. In determining whether to make its recommendation, the Conflicts Committee considered, among other things, the opinion of Evercore Group L.L.C. (“Evercore”), the financial advisor to the Conflicts Committee, dated January 31, 2023, to the effect that, as of the date of such opinion, and subject to the factors, procedures, assumptions, qualifications and limitations set forth in the opinion, the Merger Consideration to be received by the Unaffiliated Unitholders in the Merger was fair, from a financial point of view, to the Unaffiliated Unitholders.

Under the applicable provisions of the Partnership Agreement, approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, requires the affirmative vote or consent of the holders of a majority of the outstanding Common Units. As permitted by the Delaware Revised Uniform Limited Partnership Act and the Partnership Agreement, immediately following the execution of the Merger Agreement, Parent, as the record and beneficial owner of approximately 74% of the issued and outstanding Common Units, which constitutes a “Unit Majority” (as defined in the Partnership Agreement), delivered to the Partnership an irrevocable written consent approving the Merger Agreement and approving the transactions contemplated thereby, including the Merger, pursuant to the terms of the Partnership Agreement. Assuming the timely satisfaction or waiver of the conditions set forth in the Merger Agreement, the Partnership currently anticipates that the Merger will be completed prior to July 30, 2023.

Concurrently with the filing of this Transaction Statement, the Partnership is filing an amended information statement ( as amended, the “Information Statement”) under Section 14(c) of the Exchange Act relating to the Merger Agreement and the transactions contemplated thereby, including the Merger. A copy of the Information Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached as Annex A to the Information Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is incorporated herein by reference in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Information Statement is in preliminary form and is subject to completion. Terms used but not defined in this Transaction Statement have the meanings given to them in the Information Statement.

All information concerning the Partnership contained in, or incorporated by reference into, this Transaction Statement was supplied by the Partnership. Similarly, all information concerning any other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 1. SUMMARY TERM SHEET

Regulation M-A Item 1001

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

ITEM 2. SUBJECT COMPANY INFORMATION

Regulation M-A Item 1002

(a)	Name and Address. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet – Parties to the Merger Agreement”

(b)	Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Action Approved by Written Consent of Unitholders Representing a Unit Majority”

“Unit Ownership of Certain Beneficial Owners and Management”

(c)	Trading Market and Price. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Common Unit Market Price and Distribution Information – Common Unit Market Price Information”

(d)	Dividends. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“Common Unit Market Price and Distribution Information – Distribution Information”

(e)	Prior Public Offerings. Not applicable.

(f)	Prior Stock Purchases. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“ Special Factors – Background of the Merger”

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

Regulation M-A Item 1003

(a)	through (b) Name and Address; Business and Background of Entities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Parties to the Merger Agreement”

“Information Concerning the Partnership”

“Information Concerning the Sisecam Filing Parties – Identity and Background of the Sisecam Filing Parties”

Sisecam USA owns 60% of the ownership interests of SCR. SCR owns all of the membership interests in Parent. The principal place of business of each of Sisecam USA and SCR is Five Concourse Parkway, Atlanta, Georgia 30328 and the phone number of each entity is (770) 375-2300.

Ciner Enterprises owns 40% of the ownership interests of SCR. Its principal place of business is 124 E 55th St, New York, NY 10022 and the phone number is (332) 251-4398.

(c)	Business and Background of Natural Persons. Not applicable.

ITEM 4. TERMS OF THE TRANSACTION

Regulation M-A Item 1004

(a)	Material Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“ Special Factors – Effects of the Merger”

“ Special Factors – Background of the Merger”

“ Special Factors – Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“ Special Factors – Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“ Special Factors – Position of the Sisecam Filing Parties as to the Fairness of the Merger”

“ Special Factors – Purpose and Reasons of the Sisecam Filing Parties for the Merger”

“ Special Factors – Primary Benefits and Detriments of the Merger”

“ Special Factors – Ownership of the Partnership After the Merger”

“ Special Factors – Financing of the Merger”

“ Special Factors – Provisions for Unaffiliated Unitholders”

“ Special Factors – No Appraisal Rights”

“The Merger Agreement”

“Certain Purchases and Sales of Common Units”

“Material U.S. Federal Income Tax Consequences of the Merger”

Annex A: Merger Agreement

(c)	Different Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“ Special Factors – Effects of the Merger”

“ Special Factors – Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“ Special Factors – Financing of the Merger”

“ Special Factors – Provisions for Unaffiliated Unitholders”

“ Special Factors – No Appraisal Rights”

“The Merger Agreement”

Annex A: Merger Agreement

(d)	Appraisal Rights. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – No Appraisal Rights”

“Questions and Answers about the Merger”

“ Special Factors – No Appraisal Rights”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Information Statement under the following caption is incorporated herein by reference:

“ Special Factors – Provisions for Unaffiliated Unitholders”

(f)	Eligibility for Listing or Trading. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A Item 1005

(a)	Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“ Special Factors – Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“Information Concerning the Partnership – About the Partnership”

“Information Concerning the Sisecam Filing Parties – Identity and Background of the Sisecam Filing Parties”

“Where You Can Find More Information”

The Partnership’s Annual Report on Form 10-K for the year ended December 31, 202 2 is set forth in Exhibit (a)(4) hereto and incorporated herein by reference.

(b)	through (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“ Special Factors – Effects of the Merger”

“ Special Factors – Background of the Merger”

“ Special Factors – Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“ Special Factors – Financing of the Merger”

“ Special Factors – Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“ Special Factors – Position of the Sisecam Filing Parties as to the Fairness of the Merger”

“ Special Factors – Purpose and Reasons of the Sisecam Filing Parties for the Merger”

“The Merger Agreement”

“Past Contacts, Transactions and Negotiations”

Annex A: Agreement and Plan of Merger

The Partnership’s Annual Report on Form 10-K for the year ended December 31, 2022 is set forth in Exhibit (a)(4) hereto and incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“ Special Factors – Effects of the Merger”

“ Special Factors – Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger Agreement”

“Common Unit Market Price and Distribution Information”

“Where You Can Find More Information”

Annex A: Agreement and Plan of Merger

The Partnership’s Annual Report on Form 10-K for the year ended December 31, 2022 is set forth in Exhibit (a)(4) hereto and incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Regulation M-A Item 1006

(a)	Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“ Special Factors – Effects of the Merger”

“ Special Factors – Background of the Merger”

“ Special Factors – Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“ Special Factors – Position of the Sisecam Filing Parties as to the Fairness of the Merger”

“ Special Factors – Purpose and Reasons of the Sisecam Filing Parties for the Merger”

“ Special Factors – Interests of the Directors and Executive Officers of Partnership GP in the Merger”

(b)	Use of Securities Acquired. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“ Special Factors – Effects of the Merger”

“ Special Factors – Financing of the Merger”

“ Special Factors – Primary Benefits and Detriments of the Merger”

“ Special Factors – Delisting and Deregistration of Common Units”

“ Special Factors – Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“Delisting and Deregistration”

Annex A: Agreement and Plan of Merger

(c)	(1) through (8) Plans. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“ Special Factors – Effects of the Merger”

“ Special Factors – Background of the Merger”

“ Special Factors – Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“ Special Factors – Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“ Special Factors – Position of the Sisecam Filing Parties as to the Fairness of the Merger”

“ Special Factors – Purpose and Reasons of the Sisecam Filing Parties for the Merger”

“ Special Factors – Primary Benefits and Detriments of the Merger”

“ Special Factors – Financing of the Merger”

“Delisting and Deregistration”

“The Merger Agreement”

Annex A: Merger Agreement

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“ Special Factors – Effects of the Merger”

“ Special Factors – Background of the Merger”

“ Special Factors – Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“ Special Factors – Position of the Sisecam Filing Parties as to the Fairness of the Merger”

“ Special Factors – Purpose and Reasons of the Sisecam Filing Parties for the Merger”

“ Special Factors – Interests of the Directors and Executive Officers of Partnership GP in the Merger”

(b)	Alternatives. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“ Special Factors – Background of the Merger”

“ Special Factors – Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“ Special Factors – Opinion of Evercore –Financial Advisor to the Conflicts Committee”

“ Special Factors – Financial Advisor Discussion Materials Provided to SCR”

“ Special Factors – Position of the Sisecam Filing Parties as to the Fairness of the Merger”

“ Special Factors – Purpose and Reasons of the Sisecam Filing Parties for the Merger”

Annex B: Opinion of Evercore Group L.L.C.

(c)	Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Merger”

“ Special Factors – Effects of the Merger”

“ Special Factors – Background of the Merger”

“ Special Factors – Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“ Special Factors – Opinion of Evercore – Financial Advisor to the Conflicts Committee”

“ Special Factors – Financial Advisor Discussion Materials Provided to SCR”

“ Special Factors – Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“ Special Factors – Position of the Sisecam Filing Parties as to the Fairness of the Merger”

“ Special Factors – Purpose and Reasons of the Sisecam Filing Parties for the Merger”

Annex B: Opinion of Evercore Group L.L.C.

(d)	Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“ Special Factors – Effects of the Merger”

“ Special Factors – Background of the Merger”

“ Special Factors – Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“ Special Factors – Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“ Special Factors – Position of the Sisecam Filing Parties as to the Fairness of the Merger”

“ Special Factors – Purpose and Reasons of the Sisecam Filing Parties for the Merger”

“ Special Factors – Financing of the Merger”

“ Special Factors – Primary Benefits and Detriments of the Merger”

“ Special Factors – Ownership of the Partnership After the Merger”

“ Special Factors – Delisting and Deregistration of Common Units”

“The Merger Agreement”

“Delisting and Deregistration”

“Material U.S. Federal Income Tax Consequences of the Merger”

Annex A: Agreement and Plan of Merger

ITEM 8. FAIRNESS OF THE TRANSACTION

Regulation M-A Item 1014

(a)	through (b) Fairness; Factors Considered in Determining Fairness. BofA Securities Inc. (“BofA”) was not asked to deliver and did not deliver an opinion to SCR, any of the Sisecam Filing Parties or any other person as to the fairness, from a financial point of view or otherwise, of the consideration to be paid or received, as the case may be, in connection with the Merger. BofA’s presentation dated July 5, 2022, was prepared for SCR and does not constitute a recommendation to any unitholder with respect to the Merger Consideration or as to how to act in connection with the proposed Merger or any other matter.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“ Special Factors – Background of the Merger”

“ Special Factors – Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“ Special Factors – Opinion of Evercore –Financial Advisor to the Conflicts Committee”

“ Special Factors – Financial Advisor Discussion Materials Provided to SCR”

“ Special Factors – Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“ Special Factors – Position of the Sisecam Filing Parties as to the Fairness of the Merger”

“ Special Factors – Purpose and Reasons of the Sisecam Filing Parties for the Merger”

Annex B: Opinion of Evercore Group L.L.C.

(c)	Approval of Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Action Approved by Written Consent of Unitholders Representing a Unit Majority”

“Questions and Answers about the Merger”

“ Special Factors – Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“The Merger Agreement – Unitholder Approval”

(d)	Unaffiliated Representative. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“ Special Factors – Effects of the Merger”

“ Special Factors – Background of the Merger”

“ Special Factors – Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“ Special Factors – Opinion of Evercore – Financial Advisor to the Conflicts Committee”

“ Special Factors – Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger Agreement”

Annex B: Opinion of Evercore Group L.L.C.

(e)	Approval of Directors. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“ Special Factors – Background of the Merger”

“ Special Factors – Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“ Special Factors – Position of the Sisecam Filing Parties as to the Fairness of the Merger”

(f)	Other Offers. Not Applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

Regulation M-A Item 1015

(a)	through (b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The presentation materials prepared by Evercore and provided to the Conflicts Committee, dated as of September 9, 2022, September 20, 2022, October 6, 2022, October 11, 2022, October 19, 2022, October 24, 2022, January 29, 2023 and January 31, 2023 are set forth as Exhibits (c)(2) – (c)(10) hereto and are incorporated herein by reference. The discussion materials prepared by BofA and provided to SCR, dated as of July 5, 2022, is set forth as Exhibit (c)(11) and is incorporated herein by reference.

The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Opinion of Evercore – Financial Advisor to the Conflicts Committee”

“ Special Factors – Effects of the Merger”

“ Special Factors – Background of the Merger”

“ Special Factors – Opinion of Evercore – Financial Advisor to the Conflicts Committee”

“ Special Factors – Financial Advisor Discussion Materials Provided to SCR”

“ Special Factors – Position of the Sisecam Filing Parties as to the Fairness of the Merger”

“ Special Factors – Purpose and Reasons of the Sisecam Filing Parties for the Merger”

“ Special Factors – Fees and Expenses”

“Where You Can Find More Information”

Annex B: Opinion of Evercore Group L.L.C.

(c)	Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 are filed herewith and will be made available for inspection and copying at the principal executive offices of the Partnership during its regular business hours by any interested equity security holder of Common Units or by any representative who has been so designated in writing.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Regulation M-A Item 1007

(a)	through (b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Merger Consideration”

“Summary Term Sheet – Conditions to Consummation of the Merger”

“Summary Term Sheet – Fees and Expenses”

“Summary Term Sheet – Financing of the Merger”

“ Special Factors – Background of the Merger”

“ Special Factors – Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“ Special Factors – Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“ Special Factors – Regulatory Approvals and Clearances Required for the Merger”

“ Special Factors – Financing of the Merger”

“ Special Factors – Fees and Expenses”

“The Merger Agreement”

(c)	Expenses. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Fees and Expenses”

“ Special Factors – Financing of the Merger”

“ Special Factors – Fees and Expenses”

“The Merger Agreement – Fees and Expenses”

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A Item 1008

(a)	through (b) Securities Ownership; Securities Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet – Parties to the Merger Agreement”

“Summary Term Sheet – The Merger”

“Summary Term Sheet – Treatment of SCW Units, General Partner Interest and Incentive Distribution Rights”

“ Special Factors – Effects of the Merger”

“ Special Factors – Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“The Merger Agreement”

“Certain Purchases and Sales of Common Units”

“Delisting and Deregistration”

“Unit Ownership of Certain Beneficial Owners and Management”

ITEM 12. THE SOLICITATION OR RECOMMENDATION

Regulation M-A Item 1012

(d)	Intent to Tender or Vote in a Going-Private Transaction. Not applicable.

(e)	Recommendations of Others. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“ Special Factors – Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“ Special Factors – Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“ Special Factors – Position of the Sisecam Filing Parties as to the Fairness of the Merger”

“ Special Factors – Purpose and Reasons of the Sisecam Filing Parties for the Merger”

“The Merger Agreement – Conditions to Consummation of the Merger”

ITEM 13. FINANCIAL INFORMATION

Regulation M-A Item 1010

(a)	Financial Statements. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“ Special Factors – Effects of the Merger”

“Where You Can Find More Information”

The Partnership’s Annual Report on Form 10-K for the year ended December 31, 2022 is set forth in Exhibit (a)(4) hereto and incorporated herein by reference.

(b)	Pro Forma Information. The information set forth in the Information Statement under the following captions is incorporated herein by reference: Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Regulation M-A Item 1009

(a)	through (b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Merger”

“ Special Factors – Background of the Merger”

“ Special Factors – Recommendation of the Conflicts Committee; Reasons for Recommending Approval of the Merger”

“ Special Factors – Opinion of Evercore – Financial Advisor to the Conflicts Committee”

“ Special Factors – Financial Advisor Discussion Materials Provided to SCR”

“ Special Factors – Interests of the Directors and Executive Officers of Partnership GP in the Merger”

“ Special Factors – Fees and Expenses”

ITEM 15. ADDITIONAL INFORMATION

Regulation M-A Item 1011

(b)	Golden Parachute Compensation. Not applicable.

(c)	Other Material Information. The information set forth in the Information Statement, including all annexes thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Information Statement of Sisecam Resources LP (the “Information Statement”) (incorporated herein by reference to the Partnership’s Schedule 14C filed concurrently with the SEC).
(a)(2)	Notice of Action of Written Consent of Sisecam Resources LP (incorporated herein by reference to the Information Statement).
(a)(3)	Press Release of Sisecam Chemicals Resources LLC and Sisecam Resources LP dated February 1, 2023 (incorporated herein by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed February 1, 2023).
(a)(4)	Sisecam Resources LP’s Annual Report on Form 10-K for the year ended December 31, 2022 filed on March 31, 2023 (File No. 001-36062).
(b)**	Term Loan Facility Commitment Letter, dated February 1, 2023, by and among Deutsche Bank AG New York Branch, Societe Generale and Sisecam Chemicals Resources LLC.
(c)(1)	Opinion of Evercore Group L.L.C. (incorporated herein by reference to Annex B of the Information Statement).
(c)(2)**	Presentation materials prepared by Evercore Group L.L.C., dated September 9, 2022, for the Conflicts Committee of the Board of Directors of Sisecam Resource Partners LLC.
(c)(3)**	Presentation materials prepared by Evercore Group L.L.C., dated September 20, 2022, for the Conflicts Committee of the Board of Directors of Sisecam Resource Partners LLC.
(c)(4)**	Presentation materials prepared by Evercore Group L.L.C., dated October 6, 2022, for the Conflicts Committee of the Board of Directors of Sisecam Resource Partners LLC.
(c)(5)**	Presentation materials prepared by Evercore Group L.L.C., dated October 11, 2022, for the Conflicts Committee of the Board of Directors of Sisecam Resource Partners LLC.
(c)(6)**	Presentation materials prepared by Evercore Group L.L.C., dated October 19, 2022, for the Conflicts Committee of the Board of Directors of Sisecam Resource Partners LLC.
(c)(7) **	Presentation materials prepared by Evercore Group L.L.C., dated October 24, 2022, for the Conflicts Committee of the Board of Directors of Sisecam Resource Partners LLC.
(c)(8) **	Presentation materials prepared by Evercore Group L.L.C., dated January 29, 2023, for the Conflicts Committee of the Board of Directors of Sisecam Resource Partners LLC.
(c)(9) **	Presentation materials prepared by Evercore Group L.L.C., dated January 29, 2023, for the Conflicts Committee of the Board of Directors of Sisecam Resource Partners LLC.
(c)(10) **	Presentation materials prepared by Evercore Group L.L.C., dated January 31, 2023, for the Conflicts Committee of the Board of Directors of Sisecam Resource Partners LLC.
(c)(11) **	Presentation materials prepared by BofA Securities, Inc., dated July 5, 2022, for Sisecam Chemical Resources LLC.

Exhibit No.	Description
(d)	Agreement and Plan of Merger, dated as of February 1, 2023, by and among Sisecam Chemicals Wyoming LLC, Sisecam Chemicals Newco LLC, Sisecam Resources LP and Sisecam Resource Partners LLC (incorporated herein by reference to Annex A of the Information Statement).
(f)(1)	First Amended and Restated Agreement of Limited Partnership of Sisecam Resources LP, dated as of September 18, 2013 (incorporated by reference to Exhibit 3.1 of Sisecam Resources LP’s Current Report on Form 8-K filed September 18, 2013 (File No. 001-36062)).
(f)(2)	Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of Sisecam Resources LP dated as of May 2, 2014 (incorporated by reference to Exhibit 3.1 of Sisecam Resources LP’s Current Report on Form 8-K filed May 7, 2014 (File No. 001-36062).
(f)(3)	Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of Sisecam Resources LP dated as of November 5, 2015 (incorporated by reference to Exhibit 3.2 of Sisecam Resources LP’s Current Report on Form 8-K filed November 5, 2015 (File No. 001-36062)).
(f)(4)	Amendment No. 3 to the First Amended and Restated Agreement of Limited Partnership of Sisecam Resources LP dated as of April 28, 2017 (incorporated by reference to Exhibit 3.1 of Sisecam Resources LP’s Annual Report on Form 8-K filed May 2, 2017 (File No. 001-36062)).
(f)(5)	Amendment No.4 to the First Amended and Restated Agreement of Limited Partnership of Sisecam Resources LP, dated as of February 10, 2022 (incorporated by reference to Exhibit 3.8 of Sisecam Resources LP’s Annual Report on Form 10-K filed March 15, 2022 (File No. 001-36062)).
(g)	None.
107**	Filing Fee Table.

** Previous l y filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 18 , 2023

SISECAM RESOURCES LP
By:	Sisecam Resource Partners LLC, its general partner

By:	/s/ Marla Nicholson
Name:	Marla Nicholson
Title:	VP, General Counsel and Secretary

SISECAM RESOURCE PARTNERS LLC

By:	/s/ Marla Nicholson
Name:	Marla Nicholson
Title:	VP, General Counsel and Secretary

SISECAM CHEMICALS NEWCO LLC
By:	Sisecam Chemicals Wyoming LLC, its sole member

By:	/s/ Marla Nicholson
Name:	Marla Nicholson
Title:	VP, General Counsel and Secretary

SISECAM CHEMICALS WYOMING LLC

By:	/s/ Marla Nicholson
Name:	Marla Nicholson
Title:	VP, General Counsel and Secretary

SISECAM CHEMICALS RESOURCES LLC

By:	/s/ Mehmet Nedim Kulaksizoglu
Name:	Mehmet Nedim Kulaksizoglu
Title:	Chief Financial Officer and Secretary

SISECAM CHEMICALS USA INC.

By:	/s/ Mehmet Nedim Kulaksizoglu
Name:	Mehmet Nedim Kulaksizoglu
Title:	Chief Financial Officer and Secretary

CINER ENTERPRISES INC.

By:	/s/ Tarlan Oguz Erkan
Name:	Tarlan Oguz Erkan
Title:	President and CEO